EXHIBIT 99.1

COOPERATION AGREEMENT

This COOPERATION AGREEMENT (this “Agreement”) is made and entered into on July 17, 2022, by and among Yatra Online, Inc., a Cayman Islands exempted company (the “Company”) and the entities and individuals set forth on the signatures pages hereto (collectively with each of their respective Affiliates, the “Investor Group”).

WHEREAS, as at the date hereof, the Investor Group beneficially owns 12,170,301 shares of the Company’s ordinary shares, par value $0.0001 per share;

WHEREAS, on July 1, 2022, certain members of the Investor Group filed an Amendment to a Schedule 13D with the SEC indicating that they had determined to engage directly with the Company with respect to its corporate governance, board structure and composition, and shareholder engagement process (the “Schedule 13D”); and

WHEREAS, the Company and the Investor Group have determined to come to an agreement with respect to the composition of the Board of Directors of the Company (the “Board”) and certain other matters, as provided in this Agreement.

WHEREAS, on or about the date of this Agreement, the Company and the Investor Group are also entering into a confidentiality agreement (the “Confidentiality Agreement”).

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound hereby, agree as follows:

1.	Board Composition and Related Matters.

(a) Simultaneous with the execution and delivery of this Agreement, the Investor Group shall immediately cease any and all efforts, direct or indirect, in furtherance of any solicitation, including any negative solicitation efforts, relating to the Company’s 2022 Annual General Meeting (the “2022 Annual General Meeting”).

(b) Simultaneous with the execution and delivery of this Agreement, Michael A. Kaufman (the “Investor Group Designee”) has executed and delivered to the Company an irrevocable conditional letter of resignation from the Board in the form attached hereto as Exhibit A (the “Resignation Letter”).

(c) Effective upon the execution and delivery of this Agreement, the Board shall increase the size of the Board from five to six directors and appoint the Investor Group Designee, Michael A. Kaufman to the Board to fill the vacancy resulting from the increase in the size of the Board with Mr. Kaufman to serve as a Class I director with a term expiring at the Company’s 2023 Annual General Meeting (the “2023 Annual General Meeting”).

(d) The Investor Group and the Investor Group Designee agree that, in the Investor Group Designee’s capacity as a director of the Company, the Investor Group Designee shall, in addition to all applicable duties as a matter of Cayman Islands, comply with the terms of the Company’s Memorandum and Articles of Association (as may be amended, restated, supplemented and/or otherwise modified from time to time, the “Articles”), committee charters, corporate governance, ethics, conflict of interest, confidentiality, share ownership and trading policies and guidelines and similar governance documents that are applicable to all of the Company’s non-employee directors.

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(e) The Investor Group and the Investor Group Designee agree that the Board or any committee thereof, in the exercise of its fiduciary and other duties, may require the Investor Group Designee to recuse themselves from any portion of a Board or committee meeting, and restrict access to information of the Company, to the extent relating to: (i) this Agreement, including the interpretation and enforcement thereof; (ii) any demand made by any member of the Investor Group or any of their respective Affiliates or Associates if such demand is coupled, expressly or implied, with the threat to take any of the actions prohibited in Sections 3(a) through 3(l); or (iii) any proposed transaction between the Company and any member of the Investor Group, or any of their respective Affiliates or Associates. For the avoidance of doubt, the Investor Group and Investor Group Designee acknowledge and agree that: (A) consistent with his fiduciary and other duties as a director of the Company, the Investor Group Designee is obligated to consider in good faith, to the same extent as any other director of the Company, recusal from any Board or committee meeting in the event there is any other actual or potential conflict of interest between the Investor Group or the Investor Group Designee, on the one hand, and the Company, on the other hand; and (B) the Board may restrict the Investor Group Designee’s access to information of the Company to the same extent it would for any other director of the Company, in accordance with applicable law.

(f) Other than as agreed to by the Company, the Investor Group and the Investor Group Designee agree that there shall be no contracts, plans or arrangements, written or otherwise, in effect during the term of this Agreement, between any members of the Investor Group and the Investor Group Designee providing for any compensation, reimbursement of expenses or indemnification of the Investor Group Designee solely in connection with or related to such Investor Group Designee’s service on the Board.

(g) The Investor Group acknowledges and agrees that if at any time during the term of this Agreement, the Investor Group’s aggregate Net Long Position falls below the lesser of 10.0% of the Company’s then outstanding ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) and 6,085,150 shares of Ordinary Shares (subject to adjustment for share sub-divisions, reclassifications, consolidations and similar adjustments) (such lesser amount, the “Ownership Minimum”), the Investor Group Designee shall be obligated to immediately tender his resignation pursuant to the Resignation Letter (it being understood that the Board shall have the right to decline the resignation). The Investor Group shall provide written notice to the Company within two days following the date on which the Investor Group’s Net Long Position falls below the Ownership Minimum. The Investor Group shall provide written notice to the Company within two days following the end of each calendar quarter regarding the Investor Group’s aggregate Net Long Position (it being understood that, notwithstanding anything to the contrary in this Agreement, the Company’s sole remedy should the Investor Group fail to provide such notice will be the right to request that the Investor Group promptly provide such notice), provided, however, that such notice shall be deemed provided so long as the Investor Group continues to have filed a statement of beneficial ownership on Schedule 13D pursuant to the Exchange Act with respect to the Company.

(h) The Company shall hold the 2022 Annual General Meeting on August 24, 2022. The only matters to be considered at the 2022 Annual General Meeting will be (i) the election of one director nominee, Dhruv Shringi, to the Board, (ii) the ratification of the appointment of Ernst & Young Associates LLP as the independent registered public accounting firm of the Company for the fiscal year ending March 31, 2023, and (iii) adoption by way of special resolution of the Seventh Amended and Restated Memorandum and Articles of Association of the Company in the form agreed to by the parties, which, for the avoidance of doubt, will include, among other amendments, an amendment that will require the Company to hold an Annual General Meeting each calendar year.

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(i) The Investor Group Designee will be entitled to the same director benefits as other non-employee members of the Board, including (i) compensation for such director’s service as a director and reimbursement of such director’s expenses on the same basis as all other non-employee directors of the Company; (ii) equity-based compensation grants and other benefits, if any, on the same basis as all other non-employee directors of Company; and (iii) the same rights of indemnification and directors’ and officers’ liability insurance coverage as the other non-employee directors of the Company as such rights may exist from time to time.

2. Voting Commitment. During the Standstill Period, each member of the Investor Group shall, or shall cause its Affiliates and Associates to, appear in person or by proxy at each Shareholder Meeting for quorum purposes and to vote all Ordinary Shares that are beneficially owned by it and over which it has voting power on the Company’s proxy card or consent card and in accordance with the Board’s recommendations as such recommendations of the Board are set forth in the applicable definitive proxy or consent statement filed in respect of such Shareholder Meeting with respect to (a) the election, removal and/or replacement of directors and (b) any other proposal submitted to the shareholders at a Shareholder Meeting; provided, however, that the members of the Investor Group shall be permitted to vote all or some of the Ordinary Shares that they beneficially own and over which they have voting power at such Shareholder Meeting in their sole discretion with respect to an Extraordinary Transaction.

3. Standstill. During the Standstill Period, except as otherwise provided in this Agreement, without the prior written consent or unanimous written resolution of the Board, each of the members of the Investor Group, excluding any such party acting in their capacity as a director, shall not, and shall instruct their Affiliates and Associates not to, directly or indirectly:

(a) (i) acquire, offer or seek to acquire, agree to acquire or acquire rights to acquire (except by way of share capitalizations or other distributions or offerings made available to holders of Voting Securities generally on a pro rata basis), directly or indirectly, whether by purchase, tender or exchange offer, through the acquisition of control of another person, by joining a group, through swap or hedging transactions or otherwise, any Voting Securities (other than through a broad-based market basket or index) or any voting rights decoupled from the underlying Voting Securities or any Synthetic Equity Interests, which would result in the ownership or control of, or beneficial ownership interest in, 39.9% or more of the then-outstanding Ordinary Shares in the aggregate (the “Ownership Cap”); or (ii) sell or otherwise transfer its Ordinary Shares, other than in open market sale transactions where the identity of the purchaser is not known and in underwritten widely dispersed public offerings, to any Third Party that, to the Investor Group’s knowledge (after due inquiry in connection with a private, non-open market transaction, it being understood that such knowledge shall be deemed to exist with respect to any publicly available information, including information in documents filed with the SEC), would result in such Third Party, together with its Affiliates and Associates, owning, controlling or otherwise having any beneficial or other ownership interest in the aggregate of more than 5.0% of the Ordinary Shares outstanding at such time or would increase the beneficial ownership interest of any Third Party who, together with its Affiliates and Associates, has a beneficial or other ownership interest in the aggregate of more than 5.0% of the Ordinary Shares outstanding at such time;

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(b) (i) nominate, recommend for nomination or give notice of an intent to nominate or recommend for nomination a person for election or removal at any Shareholder Meeting at which the Company’s directors are to be elected or otherwise seek representation on the Board; (ii) knowingly initiate, encourage or in any way participate in, directly or indirectly, any solicitation of proxies or consents in respect of any election contest or removal contest at any Shareholder Meeting with respect to the Company’s directors; (iii) submit, initiate, make or be a proponent of any shareholder proposal for consideration at, or bring any other business before, any Shareholder Meeting; (iv) knowingly initiate, encourage or participate in any solicitation of proxies or consents in respect of any shareholder proposal for consideration at, or other business brought before, any Shareholder Meeting; (v) knowingly initiate, encourage or participate in any “withhold,” “against,” “vote no,” defeat quorum or similar campaign with respect to any Shareholder Meeting; or (vi) knowingly encourage, advise or influence any other person or knowingly assist any person in so encouraging, advising or influencing any person with respect to the giving or withholding of any proxy, consent or other authority to vote or in conducting any type of referendum, binding or non-binding, (other than such encouragement, advice or influence that is consistent with Company management’s recommendation in connection with such matter);

(c) form, join or in any way participate in any group or agreement of any kind with respect to any Voting Securities of the Company, including in connection with any election or removal contest with respect to the Company’s directors or any shareholder proposal or other business brought before any Shareholder Meeting (other than with the members of the Investor Group or one or more of their Affiliates and Associates who are instructed to comply with the terms and conditions of this Agreement);

(d) deposit any Voting Securities of the Company in any voting trust or subject any Company Voting Securities to any arrangement or agreement with respect to the voting thereof (other than (i) any such voting trust, arrangement or agreement solely among members of the Investor Group and (ii) as otherwise in accordance with this Agreement);

(e) seek publicly, alone or in concert with others, to waive, amend, or modify any provision of the Articles;

(f) engage in any transaction involving any Short Interests in the Company;

(g) demand an inspection of the Company’s books and records whether pursuant to the Companies Act (As Revised) of the Cayman Islands or pursuant to any other statutory right;

(h) (i) make any public or private proposal with respect to or (ii) make any public statement or otherwise seek to encourage, advise or assist any person with respect to any public or private proposals or public statements related to: (A) any change in the number or term of directors serving on the Board or the filling of any vacancies on the Board, (B) any change in the capitalization or dividend policy of the Company, (C) any other change in the Company’s management, governance, corporate structure, affairs or policies, (D) any Extraordinary Transaction or any material acquisition of any assets or businesses of the Company or any of its subsidiaries, (E) causing a class of securities of the Company to be delisted from, or to cease to be authorized to be quoted on, any securities exchange, (F) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (G) any intent, purpose, plan or proposal that is inconsistent with the standstill provisions of this Agreement;

(i) knowingly initiate, make or in any way participate, directly or indirectly, in any Extraordinary Transaction or make, directly or indirectly, any proposal, either alone or in concert with others, to the Company or the Board that would reasonably be expected to require a public announcement or disclosure regarding any such matter;

(j) enter into any negotiations, agreements or understandings with any Third Party with respect to the foregoing, or advise, assist, encourage or seek to persuade any Third Party to take any action with respect to any of the foregoing, or otherwise take or cause any action inconsistent with any of the foregoing;

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(k) publicly make or in any way advance publicly any request or proposal that the Company or the Board amend, modify or waive any provision of this Agreement; or

(l) take any action challenging the validity or enforceability of this Section 3 or this Agreement unless the Company is challenging the validity or enforceability of this Agreement; provided, however, that (x) the restrictions in this Section 3 shall not prevent the members of the Investor Group from making (1) any factual statement as required by applicable legal process, subpoena or legal requirement from any governmental authority with competent jurisdiction over the party from whom information is sought (so long as such request did not arise as a result of action by any of the members of the Investor Group) or (2) any confidential communication to the Company that would not be reasonably expected to trigger public disclosure obligations for either party and (y) the restrictions in this Section 3 shall not restrict the members of the Investor Group from tendering shares, receiving payment for shares or otherwise participating in any such transaction on the same basis as the other shareholders of the Company or from participating in any such transaction that has been approved by the Board, subject to the other terms of this Agreement.

4. Non-Disparagement. During the Standstill Period, the Company and each member of the Investor Group shall each refrain from making, and shall instruct their respective Affiliates and Associates and its and their respective principals, directors, members, general partners, officers and employees not to make or cause to be made any statement or announcement, including in any document or report filed with or furnished to the SEC or through the press, media (including social media), analysts or other persons, that constitutes an ad hominem attack on, or otherwise disparages, attempts to discredit, criticizes, calls into disrepute, defames, slanders, impugns or is reasonably likely to damage the reputation of, (a) in the case of statements or announcements by any of the members of the Investor Group or their related parties described above: the Company, or any of its Affiliates, subsidiaries or Representatives, or any of its or their respective current or former officers, directors or employees, or the Company’s corporate strategy, corporate activities, practices, procedures, business, business operations, products or services and (b) in the case of statements or announcements by the Company or its related parties described above: the members of the Investor Group or any of their Affiliates, subsidiaries or Representatives, or any of their respective current or former officers, directors, members, general partners or employees. The restrictions in this Section 4 shall not (a) apply to (i) any compelled testimony or production of information, whether by legal process, subpoena or as part of a response to a request for information from any governmental or regulatory authority with jurisdiction over the party from whom information is sought, in each case, to the extent required, or (ii) any disclosure that such party reasonably believes, after consultation with outside counsel, to be legally required by applicable law, rules or regulations; (b) prohibit any party from reporting what it reasonably believes, after consultation with outside counsel, to be violations of federal law or regulation to any governmental authority pursuant to Section 21F of the Exchange Act or Rule 21F promulgated thereunder; or (c) apply to efforts to enforce either party’s rights pursuant to this Agreement in accordance with this Agreement. The limitations set forth in this Section 4 shall not prevent any party from responding to any public statement made by the other party of the nature described in this Section 4 if such statement by the other party was made in breach of this Agreement.

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5. No Litigation. During the Standstill Period, each party hereby covenants and agrees that it shall not, and shall not permit any of its Representatives acting on its behalf to, directly or indirectly, alone or in concert with others, knowingly encourage, pursue or assist any other person to threaten or initiate, any lawsuit, claim or proceeding before any court (each, a “Legal Proceeding”) against the other party or any of its Representatives, except for (a) any Legal Proceeding initiated primarily to remedy a breach of or to enforce this Agreement and (b) counterclaims with respect to any proceeding initiated by, or on behalf of one party or its Affiliates against the other party or its Affiliates; provided, however, that this Section 5 shall not prevent any party or any of its Representatives from (i) responding to oral questions, interrogatories, requests for information or documents, subpoenas, civil investigative demands or similar processes (each, a “Legal Requirement”) in connection with any Legal Proceeding if such Legal Proceeding has not been initiated by, on behalf of or at the direct or indirect suggestion of such party or any of its Representatives; provided, further, that in the event any party or any of its Representatives receives such Legal Requirement, such party shall give prompt written notice of such Legal Requirement to the other party (except where such notice would be legally prohibited or not practicable); (ii) bringing bona fide commercial disputes that do not in any manner relate to the subject matter of this Agreement; (iii) exercising statutory appraisal rights; or (iv) responding to or complying with a validly issued legal process. Each party represents and warrants that neither it nor any assignee has filed any lawsuit against the other party.

6.	Public Statements; SEC Filings.

(a) Promptly following the execution of this Agreement, the Company shall file with the SEC a Current Report on Form 6-K reporting its entry into this Agreement, disclosing applicable items to conform to its obligations hereunder and appending this Agreement as an exhibit thereto (the “Form 6-K”). The Form 6-K shall be consistent with the terms of this Agreement. The Company shall provide the members of the Investor Group and their Representatives with a reasonable opportunity to review and comment on the Form 6-K prior to the filing with the SEC and consider in good faith any comments of the members of the Investor Group and their Representatives.

(b) Promptly following the execution of this Agreement, the Investor Group shall file with the SEC an amendment to its Schedule 13D; in compliance with Section 13 of the Exchange Act reporting its entry into this Agreement, disclosing applicable items to conform to its obligations hereunder and including the terms of this Agreement and including this Agreement as an exhibit thereto (the “Schedule 13D Amendment”). The Schedule 13D Amendment shall be consistent with the terms of this Agreement. The Investor Group shall provide the Company and its Representatives with a reasonable opportunity to review the Schedule 13D Amendment prior to it being filed with the SEC and consider in good faith any comments of the Company and its Representatives.

7.	Confidentiality.

(a) For so long as the Investor Group Designee is serving as a director on the Board, the Investor Group and its Representatives may receive confidential information of the Company from the Investor Group Designee which he learns in his capacity as a director of the Company, including discussions or matters considered in meetings of the Board or Board committees (collectively and individually, “Confidential Information”); provided, however, that the Investor Group and the Investor Group Designee shall have executed a confidentiality agreement with the Company in the form agreed to by the parties (a “Confidentiality Agreement”) prior to the receipt of Confidential Information by the members of the Investor Group or their Representatives from the Investor Group Designee.

(b) For the avoidance of doubt, the parties acknowledge and agree that the obligations of the Investor Group and the Investor Group Designees under this Section 7 shall be in addition to, and not in lieu of, the Investor Group Designees’ confidentiality obligations under Cayman Islands law and the Articles and applicable corporate governance policies of the Company (the “Corporate Governance Guidelines”); provided, that in the event of a conflict between the Investor Group Designee’s confidentiality obligations under the applicable Corporate Governance Guidelines of the Company and those in the Confidentiality Agreement, the terms of the Confidentiality Agreement shall control.

8. Compliance with Securities Laws. Each member of the Investor Group acknowledges that it understands its obligations under the U.S. securities laws.

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9. Affiliates and Associates. Each party shall instruct its controlled Affiliates and Associates to comply with the terms of this Agreement and shall be responsible for any breach of this Agreement by any such controlled Affiliate or Associate. A breach of this Agreement by a controlled Affiliate or Associate of a party, if such controlled Affiliate or Associate is not a party to this Agreement, shall be deemed to occur if such controlled Affiliate or Associate engages in conduct that would constitute a breach of this Agreement if such controlled Affiliate or Associate was a party to the same extent as a party to this Agreement.

10.	Representations and Warranties.

(a) Each member of the Investor Group represents and warrants that it has full power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby, and that this Agreement has been duly and validly executed and delivered by it, constitutes a valid and binding obligation and agreement of it and is enforceable against it in accordance with its terms. Each member of the Investor Group represents and warrants that the execution of this Agreement, the consummation of any of the transactions contemplated hereby, and the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will not conflict with, or result in a breach or violation of any organizational documents of it as currently in effect, and that the execution, delivery and performance of this Agreement by it does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to it or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which it is a party or by which it is bound. Each member of the Investor Group represents and warrants that, as at the date of this Agreement, it beneficially owns an aggregate of 12,170,301 Ordinary Shares as set forth on Schedule A attached hereto. Each member of the Investor Group represents and warrants that it has voting authority over such shares and owns no Synthetic Equity Interests or any Short Interests in the Company. Each member of the Investor Group represents and warrants that as at the date hereof, except as specifically disclosed on Schedule A attached hereto, (x) none of the members of the Investor Group owns, of record or beneficially, any Voting Securities or any securities convertible into, or exchangeable or exercisable for, any Voting Securities and (y) none of the members of the Investor Group have entered into, directly or indirectly, any agreements or understandings with any person (other than their own respective Representatives) with respect to any potential transaction involving the Company or the voting or disposition of any securities of the Company other than this Agreement.

(b) The Company hereby represents and warrants that it has full power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby, and that this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company and is enforceable against the Company in accordance with its terms. The Company represents and warrants that the execution of this Agreement, the consummation of any of the transactions contemplated hereby, and the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will not conflict with, or result in a breach or violation of the organizational documents of the Company as currently in effect, and that the execution, delivery and performance of this Agreement by the Company does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to the Company or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound.

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11.	Termination; Standstill Period.

(a) Except as otherwise provided in this Section 11, this Agreement shall remain in full force and effect for the period (the “Standstill Period”) commencing on the date of this Agreement and ending on the date that is the earlier to occur of (i) 30 calendar days prior to the 2023 Annual General Meeting or (ii) 60 calendar days following the resignation of the Investor Group Designee; provided, however, that, without affecting any other right or remedy available to it, a non-breaching party may terminate this Agreement prior to the expiration of the Standstill Period where the other party commits a material breach of any term of this Agreement and (if such breach is remediable) fails to remedy that breach within 15 days of receipt of written notice of such determination.

(b) If this Agreement is terminated in accordance with this Section 11, this Agreement shall forthwith become null and void, but no termination shall relieve either party from liability for any breach of this Agreement prior to such termination.

12. Expenses. Each party shall be responsible for its own fees and expenses incurred in connection with this Agreement and all matters related to this Agreement.

13. Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when delivered by hand, with written confirmation of receipt; (b) upon sending if sent by electronic mail to the electronic mail addresses below, with confirmation of receipt from the receiving party by electronic mail; (c) one Business Day after being sent by a nationally recognized overnight carrier to the addresses set forth below; or (d) when actually delivered if sent by any other method that results in delivery, with written confirmation of receipt:

If to the Company:	with mandatory copies (which shall not constitute notice) to:

Yatra Online, Inc.

Gulf Adiba, Plot No. 272,

04th Floor, Udyog Vihar, Phase-II,

Sector-20, Gurugram-122008

Haryana, India

Email: manish.hemrajani@yatra.com

Attention: Manish Hemrajani, VP,

Corporate Development and Investor Relations

Goodwin Procter LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018

Attn: Sean M. Donahue, Esq.

Jocelyn M. Arel, Esq.

Jacqueline R. Kaufman, Esq.

Email: jarel@goodwinlaw.com

sdonahue@goodwinlaw.com

jkaufman@goodwinlaw.com

If to the Investor Group: MAK Capital One L.L.C. 590 Madison Avenue, 31st floor, New York, NY 10022 Attn: Michael A. Kaufman Email: kaufman@makcap.com with mandatory copies (which shall not constitute notice) to:

Campbells LLP

Floor 4, Willow House, Cricket Square

Grand Cayman KY1-9010, Cayman Islands

Attn: Damien Magee, Esq.

Email: DMagee@campbellslegal.com

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14. Governing Law; Jurisdiction; Jury Waiver. This Agreement and any dispute, claim, suit, action or proceeding of whatever nature arising out of or in any way related to this Agreement (including any non-contractual disputes or claims) shall be governed by, and shall be construed in accordance with, the laws of the Cayman Islands. The courts of the Cayman Islands shall have exclusive jurisdiction to hear and determine any claim, suit, action or proceeding, and to settle any disputes, which may arise out of or are in any way related to or in connection with this Agreement, and, for such purposes, each party submits to the non-exclusive jurisdiction of such courts.

15. Specific Performance. Each party to this Agreement acknowledges and agrees that the other party would be irreparably injured by an actual breach of this Agreement by the first- mentioned party or its Representatives and that monetary remedies may be inadequate to protect either party against any actual or threatened breach or continuation of any breach of this Agreement. Without prejudice to any other rights and remedies otherwise available to the parties under this Agreement, each party shall be entitled to seek equitable relief by way of injunction or otherwise and specific performance of the provisions hereof upon satisfying the requirements to obtain such relief without the necessity of posting a bond or other security, if the other party or any of its Representatives breach or threaten to breach any provision of this Agreement. Such remedy shall not be deemed to be the exclusive remedy for a breach of this Agreement, but shall be in addition to all other remedies available at law or equity to the non-breaching party.

16. Certain Definitions and Interpretations. As used in this Agreement: (a) the terms “Affiliate” and “Associate” (and any plurals thereof) have the meanings ascribed to such terms under Rule 12b-2 promulgated by the SEC under the Exchange Act and shall include all persons or entities that at any time prior to the expiration of the Standstill Period become Affiliates or Associates of any applicable person or entity referred to in this Agreement; provided, however, that the term “Associate” shall refer only to Associates controlled by the Company or the members of the Investor Group, as applicable; provided, further, that, for purposes of this Agreement, the members of the Investor Group shall not be Affiliates or Associates of the Company and the Company shall not be an Affiliate or Associate of the members of the Investor Group; (b) the term “Annual General Meeting” means each annual general Meeting of the Company and any adjournment thereof; (c) the terms “beneficial ownership,” “group,” “participant,” “person,” “proxy” and “solicitation” (and any plurals or variations thereof) have the meanings ascribed to such terms under the Exchange Act and the rules and regulations promulgated thereunder, provided, that the meaning of “solicitation” shall be without regard to the exclusions set forth in Rules 14a-1(l)(2)(iv) and 14a-2 under the Exchange Act as at the date of this Agreement; (d) the term “Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in the State of New York are authorized or obligated to be closed by applicable law; (e) the term “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder; (f) the term “Extraordinary Transaction” means any tender offer, exchange offer, merger, consolidation, acquisition, business combination, sale, recapitalization, restructuring, or other transaction with a Third Party that, in each case, results in a change in control of the Company or the sale of substantially all of its assets; (g) the term “Net Long Position” means such Ordinary Shares beneficially owned, directly or indirectly, that constitute such person’s net long position as defined in Rule 14e-4 under the Exchange Act mutatis mutandis, provided that “Net Long Position” shall not include any shares as to which such person does not have the right to vote or direct the vote other than as a result of being in a margin account, or as to which such person has entered into a derivative or other agreement, arrangement or understanding that hedges or transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of such shares; and the terms “person” or “persons,” for purposes of the meaning of the term “Net Long Position,” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability or unlimited liability company, joint venture, estate, trust, associate, organization or other entity of any kind or nature; (h) “Notice Deadline” means the notice deadline under Article 23.1 of the Articles for proposals of business at an Annual Meeting; (h) the term “Parties” means the Company, the Investor Group, and each of the members of the Investor Group (it being understood that the Investor Group and its members shall be deemed a single party as the context requires); (i) the term “Representatives” means (i) a person’s Affiliates and Associates and (ii) its and their respective directors, officers, employees, partners, members, managers, consultants, legal or other advisors, agents and other representatives acting in a capacity on behalf of, in concert with or at the direction of such person or its Affiliates or Associates; (j) the term “SEC” means the U.S. Securities and Exchange Commission; (k) the term “Short Interests” means any agreement, arrangement, understanding or relationship, including any repurchase or similar so-called “stock borrowing” agreement or arrangement, engaged in, directly or indirectly, by such person, the purpose or effect of which is to mitigate loss to, reduce the economic risk (of ownership or otherwise) of shares of any class or series of the Company’s equity securities by, manage the risk of share price changes for, or increase or decrease the voting power of, such person with respect to the shares of any class or series of the Company’s equity securities, or that provides, directly or indirectly, the opportunity to profit from any decrease in the price or value of the shares of any class or series of the Company’s equity securities; (l) the term “Shareholder Meeting” means each annual general meeting or extraordinary general meeting of the Company, or any unanimous written resolution of the Company’s shareholders, and any adjournment thereof; (m) the term “Synthetic Equity Interests” means any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such person, the purpose or effect of which is to give such person economic risk similar to ownership of equity securities of any class or series of the Company, including due to the fact that the value of such derivative, swap or other transactions are determined by reference to the price, value or volatility of any shares of any class or series of the Company’s equity securities, or which derivative, swap or other transactions provide the opportunity to profit from any increase in the price or value of shares of any class or series of the Company’s equity securities, without regard to whether (i) the derivative, swap or other transactions convey any voting rights in such equity securities to such person; (ii) the derivative, swap or other transactions are required to be, or are capable of being, settled through delivery of such equity securities; or (iii) such person may have entered into other transactions that hedge or mitigate the economic effect of such derivative, swap or other transactions; (n) the term “Third Party” refers to any person that is not a party, a member of the Board, a director or officer of the Company, or legal counsel to any party to this Agreement; and (o) the term “Voting Securities” shall mean the Ordinary Shares and any other securities of the Company entitled to vote in the election of directors. In this Agreement, unless a clear contrary intention appears, (i) the word “including” (in its various forms) means “including, without limitation;” (ii) the words “hereunder,” “hereof,” “hereto” and words of similar import are references in this Agreement as a whole and not to any particular provision of this Agreement; (iii) the word “or” is not exclusive; (iv) references to “Sections” in this Agreement are references to Sections of this Agreement unless otherwise indicated; (v) whenever the context requires, the masculine gender shall include the feminine and neuter genders; and (vi) all references to “days” shall be to calendar days unless otherwise indicated as a “Business Day”.

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17.	Miscellaneous.

(a) This Agreement and the Confidentiality Agreement, including all exhibits hereto, contains the entire agreement between the parties and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

(b) A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act (As Revised) of the Cayman Islands to enforce any term of this Agreement.

(c) This Agreement shall not be assignable by operation of law or otherwise by a party without the consent of the other party. Any purported assignment without such consent is void ab initio. Subject to the foregoing sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by and against the permitted successors and assigns of each party.

(d) Neither the failure nor any delay by a party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

(e) If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the parties that the parties would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable. In addition, the parties agree to use their reasonable best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or unenforceable by a court of competent jurisdiction.

(f) Any amendment or modification of the terms and conditions set forth herein or any waiver of such terms and conditions must be agreed to in a writing signed by each party.

(g) This Agreement may be executed in one or more textually identical counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf’) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, shall have the same effect as physical delivery of the paper document bearing the original signature.

(h) Each of the parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed this Agreement with the advice of such counsel. Each party and its counsel cooperated and participated in the drafting and preparation of this Agreement, and any and all drafts relating thereto exchanged among the parties will be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties, and any controversy over interpretations of this Agreement will be decided without regard to events of drafting or preparation.

(i) The headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision of this Agreement.

18.	Interpretation. In this Agreement

(a) words importing the singular number include the plural number and vice versa;

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(b) words importing the masculine gender include the feminine gender;

(c) words importing persons include companies, corporations, partnerships, limited liability companies, trusts as well as any other legal or natural person;

(d) “written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record (as defined in the Electronic Transactions Act (As Revised) of the Cayman Islands (the “Electronic Transactions Act”));

(e) “shall” shall be construed as imperative and “may” shall be construed as permissive;

(f) references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;

(g) any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(h) the term “and/or” is used herein to mean both “and” as well as “or.” The use of “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and” or “or” in others. The term “or” shall not be interpreted to be exclusive and the term “and” shall not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);

(i) any requirements as to delivery under this Agreement include delivery in the form of an Electronic Record;

(j) any requirements as to execution or signature under this Agreement including the execution of this Agreement itself can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Act; and

(k) sections 8 and 19(3) of the Electronic Transactions Act shall not apply.

[Signature Pages Follow]

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IN WITNESS WHEREOF, each of the parties has executed this Agreement, or caused the same to be executed by its duly authorized representative, on the date first above written.

THE COMPANY:

YATRA ONLINE, INC.

By:	/s/ Dhruv Shringi
Name:	Dhruv Shringi
Title:	Chief Executive Officer and Director

SIGNATURE PAGE TO COOPERATION AGREEMENT

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INVESTOR GROUP:

MAK CAPITAL ONE L.L.C.

By:	/s/ Michael A. Kaufman
Name:	Michael A. Kaufman
Title:	Managing Member

MAK CAPITAL FUND LP

By:	MAK GP L.L.C., General Partner

By:	/s/ Michael A. Kaufman
Name:	Michael A. Kaufman
Title:	Managing Member

/s/ Michael A. Kaufman
MICHAEL A. KAUFMAN

SIGNATURE PAGE TO COOPERATION AGREEMENT

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EXHIBIT A

Form of Resignation

[●], 2022

Board of Directors

Yatra Online, Inc.

Gulf Adiba, Plot No. 272

4th Floor, Udyog Vihar, Phase-II

Sector-20, Gurugram-122008, Haryana, India

Re: Resignation

Ladies and Gentlemen:

Reference is made to that certain Cooperation Agreement (the “Agreement”), dated July 17, 2022, by and among Yatra Online, Inc., a Cayman Islands exempted company (the “Company”), and the entities and individuals set forth on the signature pages thereto. Capitalized terms used herein but not defined shall have the meaning set forth in the Agreement.

I hereby irrevocably offer to resign from my position as a director of the Company and from any and all committees of the Board on which I serve, subject to acceptance of such resignation by the Board, if and as required pursuant to Section 1(g) of the Agreement.

It is understood that this letter terminates automatically upon the expiration of the Standstill Period.

Very truly yours,

By:
Name:	Michael A. Kaufman

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Schedule A

Schedule of Owned Shares

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